Mail Stop 4561

December 29, 2008

Mr. Thomas J. Shara
President and Chief Executive Officer
Lakeland Bancorp, Inc.
250 Oak Ridge Road
Oak Ridge, NJ 07438

> **Re:** **Lakeland Bancorp, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 17, 2008**
> **File No. 000-17820**

Dear Mr. Shara:

We have completed our legal review of your Preliminary Proxy Statement on Schedule 14A and related filings and have no further comments at this time.

Sincerely,

Eric Envall
Staff Attorney